                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549





                                    FORM 6-K

                            REPORT OF FOREIGN ISSUER
                    Pursuant to Rule 13a-16 or 15d-16 of the
                         Securities Exchange Act of 1934


                         Date of Report: June 21, 1999



                                BAAN COMPANY N.V.


                            Baron van Nagellstraat 89
                                3770 AC Barneveld
                                 The Netherlands
                                       and
                         11911 Freedom Drive, Suite 300
                           Reston, Virginia USA 20190
                   (Addresses of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F

                        Form 20-F   X     Form 40-F
                                 -------           -------

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

                              Yes               No   X
                                 -------          -------

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

                              82- N.A.
                                 -------


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                                BAAN COMPANY N.V.
                                    FORM 6-K


     Baan Company N.V., a Netherlands corporation ("Baan Company"), has sent the following materials to shareholders in connection with its Annual General Meeting of Shareholders to be held on June 23, 1999 in the Netherlands ("Shareholder Meeting Materials"):

     -    Invitation Letter dated June 8, 1999

     -    Agenda for Annual General Meeting of Shareholders

     -    Explanatory Notes to Agenda

     -    Statutory Accounts for 1998

     The Shareholder Meeting Materials are attached as Exhibit 99.1 to this Report on Form 6-K and are incorporated by reference herein.



EXHIBIT NO.                             DESCRIPTION
-----------      -------------------------------------------------------------
99.1             Shareholder Meeting Materials for Baan Company Annual General
                 Meeting of Shareholders to be held June 23, 1999.



                                      -2-
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                                   SIGNATURES

         Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the Registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                        BAAN COMPANY N.V.



                                    By: /s/ Robert Goudie
                                        ---------------------------------------
                                        Robert Goudie
                                        Senior Vice President, General Counsel
                                        and Secretary to the Board of Directors



Date:    June 21, 1999

                                  EXHIBIT INDEX



Exhibit No.                           Description
-----------      -------------------------------------------------------------
99.1             Shareholder Meeting Materials for Baan Company Annual General
                 Meeting of Shareholders to be held June 23, 1999.